FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 13, 2010 in which Registrant announced the signing of Definitive Agreement to acquire Wavestream Corporation for approximately $130M.
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 13, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat announces Signing of Definitive Agreement to Acquire Wavestream Corporation for approximately $130M

Acquisition expands Gilat’s technology and products in defense and broadcast markets

McLean VA, October 13, 2010 - Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has entered into a definitive agreement to acquire all of the outstanding stock of Wavestream Corporation. Wavestream is a leading provider of high power solid state amplifiers. Wavestream’s family of Ka, Ku, X and C-band Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) provide systems integrators with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide. Gilat expects to leverage Wavestream’s technology and sales reach to further enhance Spacenet Integrated Government Solutions’ (SIGS) market position in the government sector.

Wavestream’s advanced technology has achieved broad-based success within the MILSATCOM (military) and COMSATCOM (commercial) sectors. The company’s products have been selected as key components in a number of DoD programs. Wavestream has an extensive tier-1 customer list of DoD system integrators as well as commercial and international customers.

Last week, Wavestream announced receipt of a $19 million order from General Dynamics SATCOM Technologies for the company’s high power 50W Ka-band solid state amplifiers to support U.S. Army and Marine Corps satellite communications systems. Product deliveries started in October 2010.

The consideration for the acquisition is approximately $130 million in cash and is expected to be completed prior to year end. According to Gilat’s analysis, the acquisition will be accretive. Gilat expects to complete the purchase with cash on hand, but may raise a limited amount of financing either before or after closing to replenish its cash reserves. Upon closing, Wavestream is to be acquired without any cash or debt. The purchase is also to include an earn-out over the next 12 months of up to $7 million. Wavestream is expected to generate revenues of approximately $70 million in 2010 and have a positive EBITDA of between 15 and 20%.

“Wavestream is a world leader in the delivery of SSPAs and has shown significant growth and profitability over the past two years,” stated Amiram Levinberg, Gilat’s CEO and Chairman of the Board. “The acquisition is part of Gilat's strategy to expand its business in the DoD and other international defense markets. We also consider Wavestream to be synergistic with our recent acquisition RaySat Antenna Systems, LLC, a leading provider of low profile two-way SATCOM-on-the-move antennas."

Upon completion of the acquisition, Wavestream will operate as a separate business unit. Wavestream’s highly experienced management team has agreed to stay with the company and Cliff Cooke will remain CEO of Wavestream, reporting to Amiram Levinberg.

"We are proud to join Gilat and expect that, together with Gilat's strong position in the SATCOM market and its vast international reach, we are well positioned to benefit from the strength and synergies of the two companies. We hope the acquisition will enable us to expand Wavestream's growing presence in international markets, as well as utilize Wavestream's product portfolio and relationships to increase Spacenet Integrated Government Solutions’ (SIGS) offerings to government customers,” said Cliff Cooke, Wavestream's CEO.

The closing of the transaction is subject to certain regulatory approvals and other customary closing conditions.

Gilat’s management will conduct a teleconference to discuss the acquisition today, October 13, 2010 at 11:00 a.m. (ET). To participate in the call, please dial (866) 860-9642 from the U.S. or (972) 3-9180610 internationally. Participants are kindly requested to dial-in five minutes prior to the scheduled call start time.

An audio replay of the call will be available beginning at approximately 2:00 p.m. (ET) October 13, 2010 until 12:00 p.m. (ET) October 20, 2010. Investors can listen to the replay of the conference call by dialing (888) 782-4291 from the U.S or (972) 3-925-5927 internationally.

The conference call recording will also be available on the company's website at http://www.gilat.com/ and will be archived for 30 days.

About Wavestream

Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial Power Advantage™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream’s headquarters is located in San Dimas,CA, with an executive office in San Diego, CA and a design center in Singapore.

About Gilat Satellite Networks

Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdgeTM and SkyEdge II Product Family. Gilat provides an expansive range of low profile antennas for satellite on the move application, under the name RaySat Antenna Systems and the StealthRayTM product family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at http://www.gilat.com/.

About Spacenet Integrated Government Solutions

Spacenet Integrated Government Solutions, a division of Spacenet Inc., is focused on delivering network and communications solutions to the Department of Defense, Homeland Security, the Intelligence community and other government related agencies. Spacenet Inc. is one of the world's leading providers of high-performance satellite and hybrid terrestrial networking solutions for US based enterprise, government and small office/small business customers. With more than 100,000 operational network endpoints for customers including many Fortune 500 companies and major government agencies, Spacenet's services include its custom satellite and hybrid network solutions for enterprise and government; ConnexstarTM VSAT services for primary, backup and disaster recovery networks; and StarBand® broadband Internet by satellite.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Relations Contact:
Tom Watts
+1 (212)-735-8920
twatts@wattscapital.com